Prospectus Supplement (to Prospectus dated May 24, 2005)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-124052

Wynn Las Vegas, LLC

Wynn Las Vegas Capital Corp.

Offer to Exchange $1,300,000,000 of outstanding

6 5/8% First Mortgage Notes due 2014

for

6 5/8% First Mortgage Notes due 2014

that have been registered under the Securities Act of 1933, as amended

This prospectus supplement relates to the prospectus dated May 24, 2005, relating to the offer to exchange (the “Exchange Offer”) up to $1,300,000,000 of our outstanding 6 5/8% First Mortgage Notes due 2014 (the “Notes”) for an equal aggregate principal amount of 6 5/8% First Mortgage Notes due 2014 that have been registered under the Securities Act of 1933, as amended. You should read this prospectus supplement together with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Proposed Amendments to Indenture and Credit Agreement

On June 9, 2005, Wynn Las Vegas, LLC (“Wynn Las Vegas”) and Wynn Las Vegas Capital Corp. (together, the “Issuers”) commenced a solicitation of consents to amend the indenture (the “Indenture”) governing the Notes. Wynn Las Vegas is concurrently seeking amendments to its credit agreement, dated December 14, 2004 (the “Credit Agreement”), and its master disbursement agreement, dated December 14, 2004 (the “Disbursement Agreement”).

Due to demand for the Wynn Las Vegas casino resort, continued strength in the Las Vegas market, and the desire to maximize the potential of their real estate assets, the Issuers continue to enlarge and refine the scope of their Encore at Wynn Las Vegas project (“Encore”). They have elevated Encore to the status of a free standing casino resort which will be fully integrated with Wynn Las Vegas. The primary purpose of the proposed amendments is to give the Issuers additional time to finalize the scope of Encore.

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See “Risk Factors” in the prospectus, beginning on page 19, for a discussion of risks you should consider prior to tendering your outstanding notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the adequacy or accuracy of this prospectus supplement or the investment merits of the notes offered by this prospectus supplement. Any representation to the contrary is unlawful.

The date of this prospectus supplement is June 9, 2005.

The Issuers are seeking consents from holders of the Notes to approve amendments to the Indenture that would (i) extend the deadline for approval of the project budget and the plans and specifications relating to the development and construction of Encore from June 30, 2005 to December 31, 2005, subject to further extension to March 31, 2006 if approved by a Majority of the Arrangers (as defined in the Credit Agreement) or the Required Lenders (as defined in the Credit Agreement), and (ii) change the outside date for completion of Encore from March 31, 2008 to the date set forth in the Disbursement Agreement, which is currently December 31, 2008, but may be extended upon the occurrence of an event of Force Majeure (as defined in the Disbursement Agreement) or with the approval of the Required Lenders. Approval of the proposed amendments to the Indenture requires the consent of holders of at least a majority in principal amount of the outstanding Notes. If the proposed amendments are approved, the Issuers will pay a consent fee of $2.50 for each $1,000.00 in principal amount of Notes to holders who have properly furnished, and not revoked, their consent to the amendments prior to the expiration of the consent solicitation.

The proposed amendment to the Credit Agreement would extend the deadline for approval of Encore from June 30, 2005 to December 31, 2005 (subject to further extension to March 31, 2006 if approved by a Majority of the Arrangers or the Required Lenders). The proposed amendments to the Disbursement Agreement would effect a similar extension of the deadline for approval of Encore, and would make explicit the ability of the Required Lenders to extend the outside dates for opening and completion of Encore. The consent solicitation is conditioned on the effectiveness of these amendments.

Operating Data

The net gaming revenues for the first 34 days of operations (from April 28, 2005 through May 31, 2005) of the Wynn Las Vegas casino resort were $64.3 million. The slot segment produced total net revenues of $20.2 million, with a win per unit per day of $304. The table games segment generated net revenues of $42.7 million, representing win per table per day of $9,244 in the period.

Since its opening on April 28, 2005, Wynn Las Vegas’ average daily room rate was $308, with occupancy averaging 91%, as Wynn Las Vegas strategically increased room availability to 100%. Gross non-gaming revenues for the 34 days, which include $15.4 million of complimentary revenues, were in excess of $76.6 million, as hotel, retail, food and beverage and other departments surpassed Wynn Las Vegas’ estimates.

Aircraft Financing

As provided for in the December 2004 refinancing of Wynn Las Vegas’ outstanding indebtedness, on May 24, 2005, World Travel, LLC (“World Travel”), a subsidiary of Wynn Las Vegas, entered into a financing for an aggregate amount of $44,750,000 which is secured by World Travel’s corporate aircraft. In connection with the financing, World Travel and Wells Fargo Bank Northwest, National Association, as owner trustee under the Trust Agreement, dated May 10, 2002, with World Travel (the “Owner Trustee,” and, together with World Travel, the “Borrowers”) (i) executed a Promissory Note and Agreement that was accepted and agreed to by Bank of America, N.A., as a lender, and Wells Fargo Bank, National Association, not in its individual capacity but solely as collateral agent (the “Collateral Agent”), (ii) executed a Promissory Note and Agreement that was accepted and agreed to by The CIT Group/ Equipment Financing, Inc., as a lender, and the Collateral Agent; and (iii) entered into an Aircraft Security Agreement with the Collateral Agent (collectively, the “Loan Agreements”). The Loan Agreements provide for secured term loans in the aggregate amount of

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$44,750,000 (the “Term Loans”). The Term Loans will terminate and be payable in full on May 24, 2010. For purposes of calculating interest, the Term Loans will be maintained as LIBOR based loans plus a borrowing margin of 2.375%. Interest will be payable at the end of each three-month interest period. Interest will also be payable at the time of prepayment of the Term Loans (in whole or in part) and at maturity. In the event of a default under the Loan Agreements, the interest rate otherwise payable under the Term Loans will be increased by 2% and will be payable upon demand.

The Term Loans are obligations of the Borrowers, and the obligations of World Travel are guaranteed by Wynn Las Vegas. The obligations of the Borrowers and Wynn Las Vegas are secured by a first priority security interest in World Travel’s corporate aircraft, title to which is owned by the Owner Trustee. The obligations of World Travel and Wynn Las Vegas rank pari passu in right of payment with their existing and future senior indebtedness, including indebtedness with respect to the Notes and the Company’s obligations under the Credit Agreement, and rank senior in right of payment to all of their existing and future subordinated indebtedness. In addition to scheduled amortization payments, the Borrowers will be required to make a mandatory prepayment of the Term Loans if certain events of loss with respect to the aircraft occur. From and after December 31, 2006, the Borrowers may, at their option, prepay all or any portion of the Term Loans subject to a minimum prepayment of $10,000,000.

The Loan Agreements incorporate the customary negative covenants and financial covenants included in the Credit Agreement (as in effect from time to time or, if terminated, as last in effect), including negative covenants that restrict World Travel’s ability to: incur additional indebtedness, including guarantees; create, incur, assume or permit to exist liens on property and assets; declare or pay dividends and make distributions; engage in mergers, investments and acquisitions; enter into transactions with affiliates; enter into sale-leaseback transactions; execute modifications to material contracts; engage in sales of assets; make capital expenditures; and make optional prepayments of certain indebtedness. The financial covenants, which are applicable only to Wynn Las Vegas, include (i) maintaining a ratio of earnings before interest, taxes, depreciation and amortization to total interest expense, and (ii) total debt to earnings before interest, taxes, depreciation and amortization.

The Loan Agreements contain certain events of default, including the failure to make payments when due, defaults in the performance of covenants or agreements in the Loan Agreements or Wynn Las Vegas’ guaranty of World Travel’s obligations thereunder, breaches of representations and warranties in the Loan Agreements or Wynn Las Vegas’ guaranty of World Travel’s obligations thereunder, and failure to pay certain judgments and certain events of bankruptcy, subject in some cases to applicable notice provisions and grace periods. The consequences of an event of default may include acceleration of all amounts due under the Term Loans and various other remedies that could include, among other things, foreclosure on the aircraft securing the Term Loan.

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